UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
(Print or Type Responses)
1 .Name and Address of Reporting Person	2. Issuer Name and Ticker or Trading Symbol Il Fornaio (America) Corporation ILFO					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ______Director x 10% Owner ______Officer (give ______Other (specify title below) below) ____________________________
(Last) (First) (Middle) Eastbourne Capital Management, L.L.C. (See Note 1)	3. IRS Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year December 31, 2000
(Street) 1101 Fifth Avenue, Suite 1600			5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) ___Form filed by One Reporting Person x Form filed by More than One Reporting Person
(City) (State) (Zip) San Rafael, California 94901-2916	Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 4)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- Action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 AND 5)			5. Amount of Securities Ben- eficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price
Common Stock	03/31/00	P4	5,700	A	7.81	609,548	I	See Notes 2 & 5
Common Stock	03/31/00	P4	100	A	7.43	609,548	I	See Notes 2 & 5
Common Stock	07/07/00	P4	100	A	7.45	609,548	I	See Notes 2 & 5
Common Stock	07/07/00	P4	3,600	A	7.44	609,548	I	See Notes 2 & 5
Common Stock	12/19/00	P4	2,300	A	12.65	609,548	I	See Notes 2 & 5
Common Stock	03/31/00	P4	7,500	A	7.81	616,800	I	See Notes 2 & 5
Common Stock	07/07/00	P4	100	A	7.45	616,800	I	See Notes 3 & 5
Common Stock	07/07/00	P4	5,100	A	7.44	616,800	I	See Notes 3 & 5
Common Stock	12/19/00	P4	3,100	A	12.65	616,800	I	See Notes 3 & 5
Common Stock	03/31/00	P4	1,800	A	7.81	1,463,100	D & I	See Notes 4 & 5
Common Stock	07/07/00	P4	1,300	A	7.44	1,463,100	D & I	See Notes 4 & 5
Common Stock	11/16/00	P4	40,000	A	12.75	1,463,100	D & I	See Notes 4 & 5
Common Stock	12/19/00	P4	800	A	12.65	1,463,100	D & I	See Notes 4 & 5

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Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4, and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year).		7. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned at End of Year (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 5)
				(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) The reporting persons consist of (i) Eastbourne Capital Management, L.L.C. ("Eastbourne"), a registered investment adviser and general partner of investment limited partnerships; (ii) Richard Jon Barry, General Managing Director of Eastbourne; (iii) Black Bear Fund I, L.P. ("Black Bear I"), an investment limited partnership of which Eastbourne is the general partner and (iv) Black Bear Offshore Fund Limited ("Black Bear Offshore"), a Cayman Islands exempted company of which Eastbourne is the investment adviser. Each reporting person disclaims membership in a group with any other person within the meaning of Rule 13d-5(b)(i) and Rule 16a-1(a)(1) under the Exchange Act.

(2) These securities are owned directly by Black Bear I. Each of the other reporting persons disclaims beneficial ownership of the shares held by Black Bear I except to the extent of its pecuniary interest therein.

(3) These securities are owned directly by Black Bear Offshore. Each of the other reporting persons disclaims beneficial ownership of the shares held by Black Bear Offshore except to the extent of its pecuniary interest therein.

(4) These securities are owned by investment advisory accounts of Eastbourne.

(5) Each reporting person has only a pro rata interest in the securities with respect to which indirect beneficial ownership is reported and disclaims beneficial ownership in such securities except to the extent of such reporting person's pecuniary interest.

Dated: February 12, 2001
EASTBOURNE CAPITAL MANAGEMENT, L.L.C. By: \s\ Eric M. Sippel Eric M. Sippel Chief Operating Officer	BLACK BEAR OFFSHORE FUND LIMITED By: Eastbourne Capital Management, L.L.C. Attorney-in-Fact By: \s\ Eric M. Sippel Eric M. Sippel Chief Operating Officer
BLACK BEAR FUND I, L.P. By: Eastbourne Capital Management, L.L.C. General Partner By: \s\ Eric M. Sippel Eric M. Sippel Chief Operating Officer	\s\ Richard Jon Barry Richard Jon Barry

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Joint Filer Information

Name: Richard Jon Barry

Address: 1101 Fifth Avenue, Suite 1600, San Rafael, CA 94901

Designated Filer: Eastbourne Capital Management, L.L.C.

Issuer and Ticker Symbol: Il Fornaio (America) Corporation

Statement for Month/Year: December 2000

Signature: \s\ Richard Jon Barry

Richard Jon Barry

Name: Black Bear Fund I, L.P.

Address: 1101 Fifth Avenue, Suite 1600, San Rafael, CA 94901

Designated Filer: Eastbourne Capital Management, L.L.C.

Issuer and Ticker Symbol: Il Fornaio (America) Corporation

Statement for Month/Year: December 2000

Signature: Black Bear Fund I, L.P.

By: Eastbourne Capital Management, L.L.C.

General Partner

By: \s\ Eric M. Sippel

Eric M. Sippel, Chief Operating Officer

Name: Black Bear Offshore Fund Limited

Address: 1101 Fifth Avenue, Suite 1600, San Rafael, CA 94901

Designated Filer: Eastbourne Capital Management, L.L.C.

Issuer and Ticker Symbol: Il Fornaio (America) Corporation

Statement for Month/Year: December 2000

Signature: Black Bear Offshore Fund Limited

By: Eastbourne Capital Management, L.L.C.

Attorney-in-Fact

By: \s\ Eric M. Sippel

Eric M. Sippel, Chief Operating Officer